

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Aleks Kins
AlphaMetrix Managed Futures III LLC
c/o AlphaMetrix, LLC
181 West Madison
34th Floor
Chicago, Illinois 60602

> **Re:** **AlphaMetrix Managed Futures III LLC**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 29, 2010**
> **File No. 000-53864**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **File No. 000-53864**

Dear Mr. Kins:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM 10

An Emphasis on Managing Risk, page 10

1.   We note your revised disclosure in this section in response to comment seven in our letter dated June 25, 2010. Please describe the systematic "carry" strategy in greater detail. Please also explain how your advisors will notify investors of its decision to engage in alternative investment strategies outside the scope of your systematic trading program.

Description of Current Charges, page 21

2.   We note your revised disclosure on page 11 regarding the administrative fee which shall be paid out of the service provider fee. Please supplement your current disclosure to reference this fee and to note such fee is payable entirely from the service provider fee. Please also confirm, if true, that you are only responsible for your pro rata portion of such fees.

Item 5: Directors and Executive Officers

(a) and (b) Identification of Directors and Executive Officers, page 35

3.   We note your revised disclosure in response to comment 16 in our letter dated June 25, 2010. Please expand your revised disclosure to discuss the specific attributes for each person discussed in this section that led to the conclusion that such persons should serve as a director or in a similar function. Alternatively, tell us specifically why these persons do not perform functions similar to those of a director.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

Item 1. Financial Statements, page 1

4.   We note that you have included the financial statements for AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series) and not the registrant which is referred to as the "Platform". We also note that the Series is not a separate legal entity. In light of the structure of your commodity pool, please revise to present separate financial statements for AlphaMetrix WC Diversified Series and the Platform. Also, confirm that you will present financial statements and audit opinions on a series basis in future Securities Act and Exchange Act Filings, in addition to the financial statements of the Registrant. Please refer to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Item 4T: Controls and Procedures, page 19

5.   Please revise to clarify that the scope of the evaluation and disclosure covers the Series, as well as the registrant as a whole. Please refer to Question 104.01 of the Compliance and Disclosure Interpretations.

6.   In addition, please disclose that in the certifications you have included as required by Rules 13a-14(a) or 15d-14(a) the certifying officers are certifying as to the registrant as a whole, as well as the Series.

<u>Exhibit 31.2</u>

7.   We note that you have altered certain language in your certification to specifically reference both the company and the series. Please note that the required certification must be filed in the exact form set forth in Item 601(b)(31) of Regulation S-K, as required by Exchange Act Rules 13a-14(a) or 15d-14(a). Please revise to present the appropriate certification. Refer to C&DI, Securities Act Sections 104.01 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or the undersigned at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Sonia Gupta Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Daniel Gordon
Accounting Branch Chief

cc: Mark Borrelli
        Sidley Austin LLP *(via facsimile)*